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                                                                      Exhibit 26


FOR IMMEDIATE RELEASE

Contact:    Gerald D. Stethem
            Senior Vice President & Chief Financial Officer
            NCS HealthCare, Inc.
            216-378-6808

NCS HEALTHCARE FILES LAWSUIT AGAINST OMNICARE IN CONNECTION WITH OMNICARE'S TENDER OFFER

Beachwood, Ohio - (August 22, 2002) NCS HealthCare, Inc. (NCSS.OB) announced today that it has filed a lawsuit against Omnicare, Inc. (NYSE: OCR) in the United States District Court for the Northern District of Ohio, alleging that Omnicare's tender offer for all of the outstanding common stock of NCS HealthCare contains materially false and misleading disclosure in violation of
Section 14(e) of the Securities Exchange Act of 1934.

Specifically, the lawsuit alleges, among other things, that Omnicare misrepresented the course of dealing between NCS HealthCare and Omnicare, and that Omnicare failed to disclose that its tender offer was conditioned upon further due diligence. From February 2002 until receipt of a letter on the afternoon of July 26, 2002, NCS had no direct contact from Omnicare. Prior to receipt of that letter, all proposals from Omnicare provided for a purchase of NCS assets under a Section 363 bankruptcy sale at a price substantially lower than the amount of NCS's outstanding debt obligations and with no recovery for NCS equity holders. NCS and its advisers believed that this was not the appropriate method of maximizing value to all NCS stakeholders. At the time of the receipt of the letter on July 26, 2002, terms of an exclusivity agreement with Genesis precluded NCS from responding to the non-binding and conditional expression of interest from Omnicare.

The lawsuit seeks, among other things, a preliminary injunction preventing Omnicare's tender offer from continuing until such time as Omnicare issues corrective disclosure.

NCS HealthCare, Inc. is a leading provider of pharmaceutical and related services to long-term care facilities, including skilled nursing centers, assisted living facilities and hospitals. NCS HealthCare serves approximately 203,000 residents of long-term care facilities in 33 states and manages hospital pharmacies in 14 states.

In connection with Omnicare's tender offer described above, NCS HealthCare has filed a Solicitation/Recommendation Statement on Schedule 14D-9, and in connection with NCS HealthCare's proposed merger with Genesis Health Ventures, Inc., will be filing a proxy statement. SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these materials, as well as other materials filed with the Securities and Exchange Commission concerning NCS HealthCare, at the Securities and Exchange Commission's website at http://www.sec.gov. In addition, these materials may
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be obtained for free from NCS HealthCare by directing a request to NCS
HealthCare, Inc., at 3201 Enterprise Parkway, Suite 220, Beachwood, Ohio 44122,
Attn: Investor Relations. NCS HealthCare and its directors and executive officers may be deemed to be participants in the solicitation of proxies for the upcoming special meeting of stockholders for NCS HealthCare's proposed merger with Genesis Health Ventures. Information concerning such participants will be contained in NCS HealthCare's proxy statement.